EXHIBIT 16.1

9755 SW Barnes Road, Suite 420, Portland, OR 97225 / Phone 503.225.0300

Senior Note Rate Change Notice

August 27, 2020

Attached to this Senior Note Rate Change Notice is the Supplement to the Offering Circular dated September 5, 2019 with respect to the Senior Secured Demand Notes (“Senior Notes”) of Iron Bridge Mortgage Fund, LLC (the “Company”), filed with the Securities and Exchange Commission on August 27, 2020 announcing a pending interest rate change with respect to the Senior Notes.

Due to the general decline in market interest rates during 2020, the Company has determined to reduce the interest rate paid on all Senior Notes.As described in the Offering Circular dated September 5, 2019 associated with the Senior Notes, the Company may change the interest rate on the Senior Notes at any time, provided that (i) the interest rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the interest rate may not be changed more than once during any 90 day period, and (iii) the interest rate change is applied to all Senior Notes outstanding. The effective date of the change in interest rate for any Senior Note will be the date that is 90 days after the date of the Rate Change Notice.

Pursuant to this Rate Change Notice, effective November 25, 2020, the interest rate paid on all Senior Notes will be reduced from 6% to 5.5%.Any Interest Rate change on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

On or around the effective date of the rate change made pursuant to this Rate Change Notice, we anticipate issuing an additional Rate Change Notice announcing another interest rate reduction from 5.5% to 5%, which would become effective on or around February 23, 2021. The Company may determine not to proceed with such additional rate reduction in its sole discretion at any time prior to providing the associated Rate Change Notice. We do not currently anticipate additional changes to the interest rate payable on the Senior Notes. That being said, the Company monitors the interest rate environment and market conditions and considers whether changes in the interest rate are appropriate on an ongoing basis, and subject to the procedures and limitations described above, the Company may make additional changes to the interest rate as it deems necessary or appropriate.

This reduction in the interest rate payable on the Senior Notes will serve to lower the Company’s cost of capital and allow the Company to offer loans to its Portfolio Borrowers at more attractive interest rates. We believe strongly that loan portfolio risk can be minimized by gaining and retaining the highest quality Portfolio Borrowers through quality service and attractive loan pricing. This strategy has served the Company well in the past and we hope you will agree that this is a small price to pay for the added security.

As previously reported, during the second quarter the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. Our borrowers continued to successfully buy, fix and sell properties despite a 40% year-over-year decline in pending home sales following the April COVID-19 stay-at-home orders. Our observation during April and early May was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our borrowers do not occupy their properties and generally had no problem securing buyers and selling their properties quickly. During late May and June demand for residential real estate rebounded significantly, approaching pre-pandemic levels, which resulted in a higher amount of loan payoffs and a modest reduction in total loan portfolio size. The Company continues to gain high-quality borrowers but has been unable to raise loan pricing. The Company saw an increase in delinquent loans related to one borrower during the second quarter. We are continuing to implement our risk mitigation strategy: (1) new loans require borrowers to pre-pay interest; (2) new loans are being made at lower loan-to-value ratios; (3) we continue lending to only the highest quality borrowers; (4) we continue to lend primarily in non-judicial states, which we believe to be less risky than judicial states; and (5) we are primarily lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). In addition, the Company increased its provision for loan losses during the second quarter by over $261,000, which increased its allowance for loan losses to over $1.5 million (2.0% of unpaid principal balance), despite having no charge offs during the second quarter. Please see the Company’s Second Quarter 2020 Report for additional details.

Should you have any questions or concerns, please feel free to contact me directly.

Thank you.

Gerard Stascausky, Managing Director

Iron Bridge Management Group, LLC

Filed pursuant to Rule 253(g)(2)

File No. 024-10777

SUPPLEMENT DATED AUGUST 27, 2020

TO

OFFERING CIRCULAR DATED SEPTEMBER 5, 2019

IRON BRIDGE MORTGAGE FUND, LLC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 5, 2019 of Iron Bridge Mortgage Fund, LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1462371/000147793219005331/iron_253g2.htm

The purpose of this supplement is to announce a change in the Interest Rate payable on the Company’s Senior Secured Demand Notes.

Interest Rate Change

As described in the Offering Circular, the Company may change the Interest Rate on the Senior Notes at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding.

On August 27, 2020, the Company issued a Rate Change Notice announcing that the Interest Rate on the Senior Notes would be reduced from six percent (6%) to five and one-half percent (5.5%) effective November 25, 2020 (the “Interest Rate Change”). The Interest Rate Change will apply to all Senior Notes that are outstanding on November 25, 2020, and to all Senior Notes that are issued on or after November 25, 2020 and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a Supplement thereto.

On or around the effective date of the Interest Rate Change, the Company intends to issue a further Rate Change Notice (the “Follow-on Rate Change Notice”), and file with the SEC and distribute to prospective investors a corresponding supplement to the Offering Circular, announcing that the Interest Rate on the Senior Notes will be further reduced from five and one-half percent (5.5%) to five percent (5%) (the “Follow-on Rate Change”). The Follow-on Rate Change would be effective ninety (90) days after the date of the Follow-on Rate Change Notice, and would apply to all Senior Notes that are outstanding on the effective date, and to all Senior Notes that are issued on or after the effective date and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto. The Company reserves the right in its sole discretion to delay, modify or abandon the Follow-on Rate Change at any time prior to issuing the Follow-on Rate Change Notice.

Any Interest Rate change on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to purchase Senior Notes.

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